[BREYER & ASSOCIATES PC LETTERHEAD]

January 24, 2014

Via EDGAR and Hand Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christopher Dunham, Staff Attorney

Re:	Heritage Financial Corporation Amendment Number 1 to Registration Statement on Form S-4 File No. 333-192985

Dear Mr. Dunham:

On behalf of Heritage Financial Corporation, Olympia, Washington (“Company”), enclosed is a copy of pre-effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-4 (“Form S-1”), including exhibits, which is being filed today via EDGAR.

The revisions contained in Amendment No. 1 were made primarily in response to comments received from the Staff of the Securities and Exchange Commission (“SEC”). All changes have been marked.

Registration Statement on Form S-4 Filed December 20, 2013

General

1.	Please supplementarily provide the staff with the board books prepared for each board.

Response – The board books prepared by D.A. Davidson & Co. (“Davidson”) and Sandler O’Neill & Partners, L.P. (“Sandler”) for Heritage’s and Washington Banking’s respective boards are being provided under separate cover and were delivered via messenger on January 24, 2014.

2.	Noting the disclosures on pages 57 (bullets 2, 3 and 4) and 69 (first full paragraph) regarding financial projections for Washington Banking and Heritage, supplementally provide the staff with those projections. We may have further comment.

Response: The projections by Davidson for Heritage in connection with the disclosures on page 59 (bullets 2, 3 and 4) are being provided under separate cover and were delivered via messenger on January 24, 2014 in response to this comment. The projections by Sandler for Washington Banking are included in the Sandler board book provided under separate cover in response to Comment 1 above.

Securities and Exchange Commission

January 24, 2014

3.	Please include page citations for all internal cross references in your next amendment.

Response – We have revised the joint proxy statement/prospectus to include page citations for all internal cross references.

Questions and Answers…, page 1

4.	Noting the dissenters’ rights referenced in the last Q&A on page 6, revise either the Shareholder Letter or Notice to Shareholders to inform Washington Banking shareholders that they must notify the Company prior to the vote of their intent to dissent and add a cross-reference to a section in the proxy where information discloses how to perfect their right to dissent.

Response: In response to this comment, additional language has been added to the second page of the Washington Banking Notice to Shareholders to inform Washington Banking shareholders wishing to exercise dissenters rights of the requirement to notify Washington Banking prior to the vote on the merger and adding a cross-reference to the section in the joint proxy statement/prospectus entitled “The Merger – Washington Banking Shareholder Dissenters’ Rights.”

Summary, page 9

5.	Please move the disclosures on page 33 (the historical and pro forma per share data), to the Summary, as required by Item 3(f) of Form S-4.

Response: We have moved the historical and pro forma per share data on page 33 to page 20 in the Summary.

6.	Revise the disclosures on pages 12 and 13 with regard to the Stock Options and Restricted Stock Units to add an example for each.

Response: The disclosures on pages 12 and 13 have been revised to add an example for Stock Options and Restricted Stock Units in response to this comment.

7.	Please revise your disclosure on page 17 to briefly explain the material changes to the rights of Washington Banking shareholders upon completion of the merger.

Response: The disclosure on page 17 has been revised to briefly explain the material changes to the rights of Washington Banking shareholders upon completion of the merger.

8.	We note your disclosure on page 18 that multiple shareholder class action lawsuits have been filed attempting to enjoin the proposed merger. Please describe any specific factual accusations included in the plaintiffs’ complaints and tell us whether the Washington Banking or Heritage boards, as applicable, were aware of these facts when they approved the merger agreement.

Response: Two lawsuits were filed challenging the merger, which have been consolidated with a single operative complaint naming as defendants Washington Banking, its directors, and Heritage. Essentially, the plaintiffs allege that the merger consideration is insufficient. The plaintiffs allege that Washington Banking’s directors have breached their fiduciary duties because: (1) they will enjoy benefits not shared equally with all shareholders, (2) they have not adequately informed themselves of the true value of Washington Banking, (3) they have agreed to provisions in the merger agreement that could prevent or discourage competing bids, and (4) they have not disclosed all material information in the joint proxy statement/prospectus. The plaintiffs allege that Heritage aided and abetted these alleged breaches.

Securities and Exchange Commission

January 24, 2014

The unique benefits the plaintiffs allege consist of the list of items disclosed in the joint proxy statement/prospectus in the section “The Merger – Interests of Washington Banking’s Directors and Executive Officers in the Merger” on page 78. Plaintiffs allege that the Washington Banking directors failed to inform themselves of the true value of Washington Banking by allowing Mr. Wagner and members of Washington Banking management to “control the sales process” and by failing to conduct a “market check” or auction process prior to entering the merger agreement. Plaintiffs allege that Washington Banking’s directors agreed to unfair “deal protection devices” including a “no-solicitation” provision, an agreement to notify Heritage of superior unsolicited offers, and a termination fee. Finally, plaintiffs allege that Washington Banking’s directors have failed to disclose three categories of information in the joint proxy statement/prospectus: (1) the internal financial projections of Washington Banking and Heritage, (2) certain additional details regarding the various valuation analyses performed by the companies’ respective financial advisers, Sandler and Davidson, and (3) certain additional details regarding the history of the merger, especially the history of the negotiations and the deliberations of Washington Banking’s directors.

Washington Banking and its directors believe the claims and allegations lack merit. Washington Banking’s directors were aware of the matters alleged in the consolidated complaint but do not believe that they constitute any wrongful conduct. Washington Banking’s directors were aware of the impact on their stock incentive plan, Washington Banking’s restricted stock units, and Mr. Wagner’s agreements that would result from a change of control transaction. They were aware that seven Washington Banking directors were to become directors of the resulting entity and that Mr. Wagner would be retained as a consultant. They were aware of the history of the negotiations of the merger, as well as the terms of the merger agreement, including the “deal protection devices.”

Heritage believes that the aiding and abetting claim against it also lacks merit, as plaintiffs fail adequately to allege the required elements of an aiding and abetting claim. Instead, plaintiffs allege nothing more than that Heritage engaged in discussions and negotiations leading up to the merger. The aiding and abetting claim also is deficient because the primary claim of breach of fiduciary duty, on which aiding and abetting liability is premised, is deficient.

The Washington Banking defendants and Heritage separately have filed motions to dismiss the claims against them.

Risk Factors, page 19

9.	We note reference to a “Sandler update” on page 20, and your disclosure elsewhere, including on page 68 that “Sandler has not undertaken to update…its opinion…after the date of this opinion.” Please disclose the substance or terms of this update and update your prospectus accordingly.

Response: In response to this comment, the Washington Banking board of directors may, pursuant to the terms of the engagement letter with Sandler, request an update to the Sandler opinion, but has not done so. If the Washington Banking board of directors decides to request an update, we will provide additional information to clarify the update of Sandler’s opinion where such opinion is referenced, including the sections referenced in the staff’s comment. In addition, we have deleted the reference to an updated opinion on page 29.

Securities and Exchange Commission

January 24, 2014

Comparative Unaudited Pro Forma Per Share Data, page 33

10.	Please expand the disclosure to provide a note to the column titled Pro Forma Combined Amounts for Heritage to state the amounts of stockholders’ equity and shares of common stock outstanding after the merger used for the book value calculations per common share at September 30, 2013 and December 31, 2012. In this regard, you may provide a cross-reference to the Unaudited Pro Forma Combined Condensed Consolidated Statement of Financial Condition and Note 2 – Purchase Price used to calculate the pro forma combined amount for Heritage book value per common share at September 30, 2013.

Response: The disclosure on page 27 has been revised as requested. We have added footnote (3) that contains the book value and common share amounts at September 30, 2103 and December 31, 2012. We have also added a cross-reference to the “Unaudited Pro Forma Combined Condensed Consolidated Financial Information” on page 103 and “Note 2 – Purchase Price” on pages 108 and 109 to explain how the September 30, 2013 values were derived.

The Merger, page 44

11.	Please revise this section to specify the material terms that were discussed and the positions taken by both sides throughout the merger negotiations.

Response: In response to this comment, pages 45 through 52 of this section have been revised to provide information regarding the material terms that were discussed and the positions taken by the parties during the merger negotiations.

12.	We note that Washington Banking executives met with its financial advisor multiple times in advance of the August 27, 2013 informal meeting between Mr. Vance and Mr. Wagner. However, it appears from your disclosure on page 45 that Mr. Wagner was not informed that Mr. Vance arranged the meeting to initiate informal merger discussions until the meeting itself. Please revise to explain.

Response: The disclosure on page 46 has been revised to clarify the nature of discussions between Mr. Wagner and Mr. Vance and internal discussions at Washington Banking with Sandler, the board and management.

The Merger Agreement, page 87

13.	Please do not qualify your discussion in this section. Although you may refer investors to the merger agreement for more detailed information, you must provide all of the material terms of the agreement in this section. Similarly revise the qualification of your disclosure on the top of page 44, in the second paragraph on page 57, and the first partial paragraph on page 67.

Response: We have revised the disclosures on pages 45, 58 and 68 so that the disclosure on those pages is no longer qualified by reference to the merger agreement.

Unaudited Pro Forma Combined Condensed Consolidated Financial Information, pages 102-103

14.

We note your disclosure that for purposes of the accompanying pro forma information, the closing price of Heritage common stock as of October 23, 2013, the business day on which the merger agreement was subsequently publically announced was used for purposes of presenting the pro forma combined condensed consolidated statement of financial condition as of September 30, 2013. Under ASC 805, the most recent stock price at the time of filing should be

Securities and Exchange Commission

January 24, 2014

used for determining the value of stock to be issued in a transaction that has not yet consummated. Please revise accordingly. In addition, please expand the notes to the unaudited pro forma combined condensed consolidated statement of financial condition to state the date at which the stock price was determined and present a sensitivity analysis for the range of possible outcomes based on percentage increases and decreases in the recent stock price.

Response: The Unaudited Pro Forma Combined Condensed Consolidated Financial Information on pages 103 through 114 has been revised to change the stock price from $15.89 (the October 23, 2013 announcement date) to $16.72 (the December 20, 2013 Form S-4 filing date). We have also included a sensitivity schedule in Note 2 – Purchase Price on page 109 to show possible range of outcomes and effects on total consideration and goodwill.

15.	We note the disclosure appearing in the 4th paragraph. Please expand the discussion to state management’s estimate of how these merger costs are expected to impact the liquidity of the newly combined companies going forward and clearly identify this disclosure as forward-looking information.

Response: We have included additional disclosure in “Note 5 – Merger Costs” (last paragraph) on page 114 which provides information regarding the impact of the merger cost on the liquidity of the combined company. This paragraph also includes a cross reference to the forward-looking statements included in “Cautionary Statement Regarding Forward-Looking Statements” on page 33. This section also provides a detailed definition of what constitutes forward-looking statements and we have included as the fourth bullet a liquidity forward-looking statement.

Washington Banking Company Unaudited Pro Forma Combined Condensed Consolidated Statements of Income, pages 105-106

16.	The staff notes the line item titled other income under the heading Noninterest income for the nine months ended September 30, 2013 and the year ended December 31, 2012.

Please revise to include gains and losses on sales of OREO as well as any write-downs within other expense pursuant to Rule 9-04 (14) (d) of Regulation S-X.

Response: We have reviewed Washington Banking’s historical financial statements and underlying support and determined that included in the historical “Gain on disposition of covered assets” caption were gains related to the disposition of Washington Banking’s covered OREO. We have identified these amounts and reclassified them to the combined company’s “Noninterest expense: Other real estate owned, net” caption. The remaining activity in the “Gain on disposition of covered assets” caption relates to the recognition of the existing loan discount on acquired loans following resolution of the loans. We have included the remaining activity in this Washington Banking caption in “Noninterest income: Other income” for the combined company on pages 106 and 107.

17.	The staff notes the disclosure that certain historical data of Washington Banking has been reclassified on a pro forma basis to conform to Heritage’s classifications. With a view toward expanded disclosure please tell us the amount and basis for these reclassifications for the nine months ended September 30, 2013 and the year ended December 31, 2012.

Response: The Company combined certain noninterest income and noninterest expense captions for each company, which were below the threshold of Article 11-02 (b)(3) of Regulation S-X, into “Other income” and “Other expense”, respectively.

Securities and Exchange Commission

January 24, 2014

In addition, we reviewed both companies’ general ledgers and accumulation of general ledger accounts to determine if there were any inconsistencies in presenting similar financial information. Based on this review, we identified certain differences in presentation. The specific reclassifications are as follows:

Washington Banking Historical	Combined Company	9/30/13 Balance (in thousands)	12/31/12 Balance (in thousands)	Description
Noninterest income: Other	Noninterest income: Service charges and other fees	$292	$438	Wire fees and Check Printing
Noninterest income: Other income	Noninterest expense: OREO	$136	$749	OREO gains on covered loans
Noninterest expense: Other expense	Noninterest expense: Compensation and employee benefits	$228	$304	Director fees and deferred compensation
Noninterest expense: Other expense	Noninterest expense: Data processing	$614	$754	ATM expense
Noninterest expense: Other expense	Noninterest expense: Occupancy and equipment	$439	$535	Computer services
Noninterest expense: Data processing	Noninterest expense: Other	$246	$331	Courier fees

Upon further review of Rule 9-04 of Regulation S-X, it was determined that the reclassifications made in the original S-4 filing between “Interest income: Interest and fees on loans” and “Noninterest income: Other income” should be reversed. Accordingly this Amendment No. 1 reflects these reversed reclassification amounts of $443,000 and $495,000 for the periods ended September 30, 2013 and December 31, 2012, respectively, on pages 106 and 107.

Note 3 – Allocation of Purchase Price of Washington Banking, page 108

18.	Please expand the note to disclose how you determined the amount of premiums and discounts and the relevant assumptions.

Response: In connection with this comment, we have included a cross-reference in Note 3 on page 109 to information included in Note 4. The disclosures included in Note 4, as amended, on pages 110 to 113 provide information regarding all the fair value adjustments and key assumptions used in those adjustments.

Securities and Exchange Commission

January 24, 2014

Note 4 – Pro Forma Combined Condensed Consolidated Financial Information Adjustments, pages 109-111

19.	With a view toward expanded disclosure in Adjustment M, please state how you derived the accretion of interest component of the loan discount resulting from the pro forma loan fair value adjustment of $58,435 amortized over a weighted average life of 3.33 years for the nine months ended September 30, 2013 and for the year ended December 31, 2012.

Response: We have revised the disclosure on page 112 to provide additional clarifying information as to how the accretion of interest component of the loan discount was derived. Specifically, we have added disclosure that the amortization method is the effective yield method. Under this method, the loans’ contractual cash flows (principal and interest) by period were calculated for each loan or group of homogenous loans using loans terms. We then determined the percentage of principal payment to total principal payment due for each period and multiplied those percentages by the total estimated discount on the portfolio to estimate the discount per period. The sum of the accumulated discount accretion per period for the first 12 months was estimated to be the accretion for the year ended December 31, 2012. The sum of the accumulated discount accretion per period for the subsequent nine months was estimated to be the accretion for the nine months ended September 30, 2013.

20.	With a view toward expanded disclosure in Adjustment N, please state how you derived the amortization of the discount resulting from the pro forma junior subordinated debenture adjustment of $8,196 amortized over the remaining 24 year life of the debentures for the nine months ended September 30, 2013 and for the year ended December 31, 2012. In this regard, it is unclear how the amortization expense for the nine months ended September 30, 2013 is greater than the amortization expense for the year ended December 31, 2012.

Response: The disclosure on page 112 has been revised to add additional clarifying information. Specifically, we disclose that the amortization method is the effective yield method. The amortization of the discount was calculated by taking the difference between the net present value of the coupon payment and the coupon payment to be recorded for that period. We used the first four quarterly coupon payments to estimate the amortization for the year ended December 31, 2012. We used the subsequent three quarterly coupon payments to estimate the amortization for the nine months ended September 30, 2013. The values have been updated such that the amortization for the year ended December 31, 2012 is greater than the nine months ended September 30, 2013. The revised values now include the amortization of the redemption value of the debentures which was not included in the original Form S-4 filing. The value was initially excluded because of the immaterial amount, however, in light of Staff comment #24 below, we determined the adjustments to pro forma related to the debentures also required updating.

21.	With a view toward expanded disclosure in Adjustment O, please state the components of professional services by company that you have determined are direct costs incurred in connection with the merger.

Response: We have revised this disclosure in new Adjustment Q on page 112 to provide the components of professional services by company that we have determined are direct costs, including legal fees and valuation services incurred in connection with the merger.

Securities and Exchange Commission

January 24, 2014

22.	With a view toward expanded disclosure in Adjustment P, please state how you derived the amortization of the CDI resulting from the merger based on an amortization period of 10 years for the nine months ended September 30, 2013 and for the year ended December 31, 2012. In addition, state the accelerated method of amortization used.

Response: We have revised this disclosure in new Adjustment R on page 112. The amortization is based on the dollar weighted deposit runoff on an annualized basis which represents an accelerated method for amortizing this banking asset.

23.	With regard to note (1) to Adjustment Q, tell us why you have stated that due to impractability, the effect of the historical interest marks incurred in the Washington Banking covered loan portfolio for the nine months ended September 30, 2013 and for the year ended December 31, 2012 have not been eliminated.

Response: We note that Subscript “(1)” is not applicable to Adjustment Q and should have been linked to Adjustment M related to the loan discount. The “(1)” was erroneously removed from Adjustment M before the filing of the Form S-4 on December 20, 2013. As we informally discussed with the Staff, we have deleted Subscript (1) in this Amendment No. 1 to avoid confusion. The reference to the Washington Banking historical interest marks should not have been made nor should the marks be adjusted for in the pro forma financial information as it is insignificant to the overall financial results. We recognize that the Washington Banking loan portfolio contains a significant amount of purchased loans. These loans are accounted for under FASB ASC 310-30, which is a very complex accounting standard that is operationally more complex to implement. Because of the complexity, the accounting cannot be performed by the core loan system and a third party vendor is required to provide proper accounting entries to record the accretion of the purchased credit impaired loans. The information obtained from this third party cannot be bifurcated into the accretion of the discount related to the credit component compared to the accretion of the discount related to the interest component. In addition, it would be impracticable to try to estimate such activity. Heritage estimates that the majority of the discount accretion would likely be related to changes in the credit component as the loans do not have significantly long weighted average life and interest rates have been fairly stable.

24.	You state that no adjustments are shown for the amortization of adjustments for the FDIC indemnification asset, premises and equipment and clawback liability for the nine months ended September 30, 2013 and for the year ended December 31, 2012 as the net effect would be insignificant for the respective periods. Please revise to present these adjustments gross on the face of the pro forma statements. Alternatively, a more detailed explanation of the components of the adjustments may be presented in the notes to the pro forma statements.

Response: The pro forma income statements have been revised to address this comment. Specifically, we have added the accretion or amortization, as applicable, of the indemnification asset, premises and equipment and claw back liability on page 112. The pro forma adjustments have been described in “Note 4 – Pro Forma Combined Condensed Consolidated Financial Information Adjustment.”

25.	Please consider expanding the disclosure to provide a note to present the estimated amortization/accretion of acquisition accounting adjustments reflected in the pro forma financial statements on the future pre-tax net income on Heritage Financial Corporation after the merger with Washington Banking Company for the 5 year periods ended December 31, 2018.

Response: Management carefully considered expanding the disclosure to provided estimated amortization/accretion of acquisition accounting adjustments for the five year periods ended

Securities and Exchange Commission

January 24, 2014

December 31, 2018. However, management as a practice has not given guidance to future operating results beyond what is required for disclosure by SEC regulation and GAAP. Therefore, management has decided not to expand the disclosure to include estimated amortization/accretion of acquisition accounting adjustments.

Where You Can Find More Information, pages 129-131

26.	Please expand the section titled Where You Can Find More Information appearing on page 130 to note all documents incorporated by reference filed after the date of the filing.

Response: We have expanded this section on page 131 through 132 to note all documents incorporated by reference that were filed after December 20, 2013, the date of the filing of the Form S-4.

Exhibit Index

27.	Revise your incorporation by reference of Exhibits 3.1 and 3.2 to comply with Item 10(d) of Regulation S-K.

Response: We have revised the incorporation by reference for Exhibits 3.1 and 3.2 to include the Company’s Commission file number under the Securities Exchange Act of 1934 as required by Item 10(d) of Regulation S-K.

Heritage Financial Corporation’s Annual Report on Form 10-K for Year Ended December 31, 2012

Part II

Item 5. Market for the Registrant’s Common Equity…, page 39

28.	We note your dividend activities for the 2012 fiscal year. In future filings, please include dividend activity for the two most recent fiscal years and any subsequent interim period as required by Item 201(c)(1) of Regulation S-K.

Response: In future filings we will include the requested information regarding our dividend activity as required by Item 201(c)(1) of Regulation S-K.

Part IV

Signatures, page 66

29.	We note that Mr. Hinson has not identified himself as the principal accounting officer on the signature page as is required. Please revise future filings in accordance with General Instruction D of Form 10-K.

Response: We will revise our signature page in future filings to identify Mr. Hinson as our principal accounting officer in accordance with the requirements of General Instruction D of Form 10-K.

Securities and Exchange Commission

January 24, 2014

Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

*****

Any questions regarding the responses to the accounting comments should be directed to Donald J. Hinson, Chief Financial Officer, Heritage Financial Corporation [telephone: (360) 570-7379, Fax: (360) 705-9166 and email: Don.Hinson@HeritageBankNW.com].

We appreciate the Staff’s assistance in reviewing Amendment No. 1, and request that the Staff direct any questions concerning the responses to the legal comments to the undersigned.

Sincerely,

/s/ John F. Breyer, Jr.

John F. Breyer, Jr.

JFB/ktr/1317

Enclosures

cc:	Michael Clampitt, Senior Counsel, Division of Corporation Finance, Securities and Exchange Commission
Christina Harley, Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission
John Nolan, Senior Assistant Chief Accountant, Division of Corporation Finance, Securities and Exchange Commission
Brian L. Vance, Chief Executive Officer, Heritage Bank
Jeffrey J. Deuel, President and Chief Operating Officer, Heritage Bank
Andrew H. Ognall, Esq., Lane Powell PC